Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and March 31, 2020

(In thousands, except for share and per share data)

		As of
	Notes	December 31, 2019	March 31, 2020	March 31, 2020
		RMB	RMB	US$
				(Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	2(g)	342,951	331,227	46,778
Time deposits	2(h)	144,093	212,875	30,064
Short-term investments	2(i)	452,936	452,716	63,936
Inventory		308	671	95
Prepaid expenses and other current assets	4	250,215	247,773	34,992
Total current assets		1,190,503	1,245,262	175,865
Non-current assets:
Property and equipment, net	5	20,336	18,862	2,664
Intangible assets, net	6	9,918	8,711	1,230
Goodwill		4,223	4,223	596
Right-of-use assets	7	56,638	62,168	8,780
Time deposits	2(h)	113,415	217,186	30,673
Other non-current assets		6,784	8,469	1,196
Total non-current assets		211,314	319,619	45,139
Total assets		1,401,817	1,564,881	221,004

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term loan	9	16,578	—	—
Advances from students (all from consolidated variable interest entities (“VIEs”) without recourse, Note 1)	2(l)	2,181,808	2,258,697	318,989
Accrued expenses and other current liabilities (including from consolidated VIEs without recourse to the Company of RMB86,043 and RMB108,759 as of December 31, 2019 and March 31, 2020, respectively, Note 1)	8	166,955	199,784	28,215
Lease liability	7	31,550	35,020	4,946
Taxes payable (including from consolidated VIEs without recourse to the Company of RMB14,123 and RMB14,189 as of December 31, 2019 and March 31, 2020, respectively, Note 1)		21,661	19,207	2,713
Total current liabilities		2,418,552	2,512,708	354,863

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2019 and March 31, 2020

(In thousands, except for share and per share data)

		As of
	Notes	December 31, 2019	March 31, 2020	March 31, 2020
		RMB	RMB	US$
				(Note 2(e))
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Non-current liabilities:
Advances from students (all from consolidated variable interest entities (“VIEs”) without recourse, Note 1)		4,783	3,912	552
Lease liability	7	23,545	26,881	3,796
Other non-current liabilities (including from consolidated VIEs without recourse to the Company of RMB247 and RMB250 as of December 31, 2019 and March 31, 2020, respectively, Note 1)		1,595	1,679	237
Total non-current liabilities		29,923	32,472	4,585
Total liabilities		2,448,475	2,545,180	359,448

Commitments and contingencies	15

Shareholders’ deficit:

Ordinary shares (US$0.0001 par value; 1,500,000,000 and 1,500,000,000 shares (including 1,000,000,000 Class A shares, 350,000,000 Class B shares and 150,000,000 shares to be designated by the Board of Directors) authorized as of December 31, 2019 and March 31, 2020, respectively; 313,857,894 and 318,020,724 shares (including 141,939,983 Class A shares and 176,080,741 Class B shares) issued as of December 31, 2019 and March 31, 2020, respectively; 312,051,174 and 316,212,504 shares (including 140,131,763 Class A shares and 176,080,741 Class B shares) outstanding as of December 31, 2019 and March 31, 2020, respectively)

	11	205	208	29
Treasury stock	2(w)	(6,011)	(6,018)	(850)
Additional paid-in capital		1,128,079	1,139,106	160,873
Accumulated other comprehensive income		29,971	34,515	4,875
Accumulated deficit		(2,198,902)	(2,148,110)	(303,371)
Total shareholders’ deficit		(1,046,658)	(980,299)	(138,444)
Total liabilities and shareholders’ deficit		1,401,817	1,564,881	221,004

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME/(LOSS)

For the three months ended March 31, 2019 and 2020

(In thousands, except for share and per share data)

		For the three months ended March 31
	Notes	2019	2020	2020
		RMB	RMB	US$
				(Note 2(e))

Net revenues		320,074	487,084	68,789
Cost of revenues		(105,728)	(144,031)	(20,341)
Gross profit		214,346	343,053	48,448
Operating expenses:
Sales and marketing expenses		(186,287)	(228,387)	(32,254)
Product development expenses		(40,701)	(35,867)	(5,065)
General and administrative expenses		(51,159)	(50,689)	(7,159)
Total operating expenses		(278,147)	(314,943)	(44,478)
Other income		—	16,761	2,367
Income/(loss) from operations		(63,801)	44,871	6,337
Interest income		3,051	7,577	1,070
Interest expenses and other expense, net		(4,338)	(209)	(30)
Income/(loss) before income tax expenses		(65,088)	52,239	7,377
Income tax expenses	10(b)	(1,148)	(1,447)	(204)
Net income/(loss), all attributable to the Company’s ordinary shareholders		(66,236)	50,792	7,173
Weighted average number of ordinary shares used in computing basic earnings/(loss) per share	13	306,042,465	313,197,499	313,197,499
Weighted average number of ordinary shares used in computing diluted earnings/(loss) per share	13	306,042,465	336,903,081	336,903,081
Net earnings/(loss) per share attributable to ordinary shareholders—basic		(0.22)	0.16	0.02
Net earnings/(loss) per share attributable to ordinary shareholders—diluted		(0.22)	0.15	0.02
Net earnings/(loss) per ADS attributable to ordinary shareholders—basic		(3.25)	2.43	0.34
Net earnings/(loss) per ADS attributable to ordinary shareholders—diluted		(3.25)	2.26	0.32
Comprehensive income/(loss):
Net income/(loss)		(66,236)	50,792	7,173
Other comprehensive income/(loss)
Foreign currency translation adjustments		(5,716)	4,544	642
Total comprehensive income/(loss)		(71,952)	55,336	7,815

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

For the three months ended March 31, 2019 and 2020

(In thousands, except for share and per share data)

		Ordinary Shares		Additional Paid-	Treasury stock		Accumulated Other Comprehensive		Total Shareholders’
	Notes	Shares	Amount	in Capital	Shares	Amount	Income/(Loss)	Accumulated Deficit	Deficit
			RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2018		305,917,524	199	1,107,019	—	—	24,615	(2,094,482)	(962,649)

Exercise of stock options		270,000	—	190	—	—	—	—	190
Settlement of RSU		875,370	1	(1)	—	—	—	—	—
Share-based compensation		—	—	3,870	—	—	—	—	3,870
Net loss		—	—	—	—	—	—	(66,236)	(66,236)
Foreign currency translation adjustment		—	—	—	—	—	(5,716)	—	(5,716)
Balance as of March 31, 2019		307,062,894	200	1,111,078	—	—	18,899	(2,160,718)	(1,030,541)

Balance as of December 31, 2019		313,857,894	205	1,128,079	1,806,720	(6,011)	29,971	(2,198,902)	(1,046,658)

Exercise of stock options		2,677,950	2	4,827	—	—	—	—	4,829
Settlement of RSU		1,484,880	1	(1)	—	—	—	—	—
Share-based compensation		—	—	6,201	—	—	—	—	6,201
Share repurchase program	2(w)	—	—	—	1,500	(7)	—	—	(7)
Net income		—	—	—	—	—	—	50,792	50,792
Foreign currency translation adjustment		—	—	—	—	—	4,544	—	4,544
Balance as of March 31, 2020		318,020,724	208	1,139,106	1,808,220	(6,018)	34,515	(2,148,110)	(980,299)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2019 and 2020

(In thousands, except for share and per share data)

	For the three months ended March 31,
	2019	2020	2020
	RMB	RMB	US$
			(Note 2(e))
Cash flows from operating activities:
Net income/(loss)	(66,236)	50,792	7,173
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Unrealized gain from foreign currency exchange	(747)	(196)	(28)
Share-based compensation expense	3,870	6,201	876
Depreciation and amortization	7,399	4,678	661
Deferred taxes benefits	(17)	(4)	(1)
Loss on disposal of property, equipment and intangible assets	—	382	54
Changes in assets and liabilities:
Inventory	(508)	(363)	(51)
Prepaid expenses and other current assets	(19,830)	4,836	683
Operating lease right of use assets	9,611	(5,530)	(781)
Other non-current assets	93	(1,481)	(209)
Advances from students	106,092	76,018	10,736
Accrued expenses and other liabilities	(22,884)	32,974	4,657
Operating lease liabilities	(9,115)	6,806	961
Taxes payable	660	(2,454)	(347)
Net cash provided by operating activities	8,388	172,659	24,384
Cash flows from investing activities:
Purchases of property and equipment	(1,814)	(3,077)	(435)
Purchase of intangible assets	—	(243)	(34)
Purchase of time deposits	(33,385)	(172,000)	(24,291)
Purchase of short-term investments	(245,846)	(339,476)	(47,943)
Disposal of time deposits	—	2,000	282
Disposal of short-term investments	125,073	338,485	47,803
Proceeds from disposal of property and equipment	—	31	4
Net cash used in investing activities	(155,972)	(174,280)	(24,614)
Cash flows from financing activities:
Share repurchase program	—	(7)	(1)
Proceeds from exercise of stock options	190	4,829	682
Short-term loan repayment	(12,865)	(16,367)	(2,311)
Net cash used in financing activities	(12,675)	(11,545)	(1,630)
Effect of exchange rate changes on cash and cash equivalents	(5,878)	1,442	204
Net decrease in cash and cash equivalents	(166,137)	(11,724)	(1,656)
Cash and cash equivalents at the beginning of the period	413,143	342,951	48,434
Cash and cash equivalents at the end of the period	247,006	331,227	46,778
Supplemental disclosure of cash flow information
Cash paid for income taxes	591	3,961	559
Cash paid for interest expenses	1,107	90	13

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1.         Operations and Reorganization

China Online Education Group (the ‘‘Company’’ or ‘‘COE’’), through its consolidated subsidiaries and variable interest entities (‘‘VIEs’’) (collectively referred to as the ‘‘Group’’) is primarily engaged in providing online English language education services to students in the People’s Republic of China (the ‘‘PRC’’ or ‘‘China’’).

As of March 31, 2020, the Company’s major subsidiaries and VIEs are as follows:

Company	Place of Incorporation/ Establishment	Date of Incorporation/ Establishment	Percentage of Direct or Indirect Economic Ownership
Subsidiaries
China Online Education (HK) Limited	Hong Kong	April 1, 2013	100%
51Talk English International Limited	Hong Kong	October 7, 2014	100%
China Online Innovations Inc.*	Philippines	October 9, 2014	99.999993%
On Demand English Innovations Inc.*	Philippines	January 14, 2016	99.996%
Beijing Dasheng Online Technology Co., Ltd.	PRC	June 4, 2013	100%
Helloworld Online Education Group	Cayman	July 13, 2018	100%
Helloworld Online Education Group (HK) Limited	Hong Kong	August 10, 2018	100%
Beijing Helloworld Online Technology Co., Ltd.	PRC	September 3, 2018	100%
TESOL Academy Online Limited	Hong Kong	February 25, 2019	100%
VIEs
Beijing Dasheng Zhixing Technology Co., Ltd	PRC	July 8, 2011	100%
51Talk English Philippines Corporation	Philippines	August 3, 2012	100%
Shanghai Zhishi Education Training Co., Ltd	PRC	December 30, 2016	100%
Wuhan Houdezaiwu Online Technology Co., Ltd	PRC	January 12, 2017	100%
Beijing Dasheng Helloworld Technology Co., Ltd.	PRC	July 9, 2018	100%
Shenzhen Dasheng Zhiyun Technology Co., Ltd.	PRC	July 17, 2019	100%

*The Company directly holds the 99.999993% and 99.996% shares of China Online Innovations Inc. and On Demand English Innovations Inc. respectively. There is no substantive non-controlling interest for China Online Innovations Inc. and On Demand English Innovations Inc. as of March 31, 2019 and 2020. The non-controlling shareholders are nominee shareholders mainly consisting of local residents to comply with local regulations of the Philippines.

a    History of the Group and Basis of Presentation for the Reorganization

The Group began operations in July 2011 through Beijing Dasheng Zhixing Technology Co., Ltd. (‘‘Dasheng Zhixing’’). The beneficial interest of Dasheng Zhixing was held by Mr. Jiajia Huang and Ms. Ting Shu (the ‘‘Founding Shareholders’’) and an angel investor in 2011.

On January 5, 2012, another angel investor invested into Dasheng Zhixing. In accordance with the investment agreement, the Founding Shareholders set aside from their own holdings 15% of the ownership of Dasheng Zhixing for an employee option plan. While the plan to establish employee option plan was cancelled, the 15% ownership interest in Dasheng Zhixing was not returned to the Founding Shareholders. Consequently, beneficial interest of Dasheng Zhixing was then 71% by the Founding Shareholders and 29% held by angel investors.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Given the cost advantage and high English proficiency of teachers in the Philippines, the Group retains teachers in the Philippines. To do this, in August 2012, the Founding Shareholders established, a company in the Philippines, 51Talk English Philippines Corporation (the ‘‘Philippines Co I’’), using funds provided by Dasheng Zhixing. On September 3, 2012, Dasheng Zhixing entered into a service agreement with Philippines Co I, to formalize the business arrangements. Under the agreement, Philippines Co I provides teaching service for the Group in accordance with the Group’s instructions. In return, Dasheng Zhixing pays for all the expenses incurred for the services provided by Philippines Co I. The equity of Philippines Co I is considered to be insufficient to finance its activities without additional subordinated financial support provided by another party. As a result, Dasheng Zhixing is considered to be the primary beneficiary of Philippines Co I as it has the power to direct the activities of Philippines Co I that most significantly impact Philippines Co I’s economic performance and has obligation to absorb losses of Philippines Co I. As such, Dasheng Zhixing consolidates Philippines Co I.

Dasheng Zhixing was the predecessor of the Group and operated substantially all of the businesses of the Group prior to November 2012. In order to facilitate international financing, the Group underwent a reorganization (the ‘‘Reorganization’’) from November 2012 until October 2014.

In November 2012, the Founding Shareholders incorporated the Company under the Laws of the Cayman Islands to be an offshore holding company for the Group. In June 2013, the Company issued ordinary shares to the two angel investors, in exchange for their equity beneficial ownerships in Dasheng Zhixing. Following the exchange, the ownership of the Company was held 71% by the Founding Shareholders and 29% by the angel investors.

In April 2013, China Online Education (HK) Limited (the ‘‘COE HK Co I’’) was incorporated in Hong Kong as a wholly owned subsidiary of the Company. Beijing Dasheng Online Technology Co. Ltd., (‘‘Dasheng Online’’), was set up in June 2013 as a wholly owned subsidiary of COE HK Co I in the PRC.

Due to PRC legal restrictions on foreign ownership and investment in the companies in value-added telecommunications market, the Group continues to operate its online education platform through Dasheng Zhixing. Dasheng Zhixing holds the Internet Content Provider license (‘‘ICP’’) and domain names of www.51talk.com and www.51talk.cn that are necessary to conduct online English education services in China. To comply with PRC laws and regulations, the Group provides substantially all of its services in China via Dasheng Zhixing.

On June 18, 2013, as part of the restructuring, a series of contractual agreements discussed in 1.b. below were entered into among Dasheng Online, Dasheng Zhixing and shareholders of Dasheng Zhixing. As a result of the agreements, Dasheng Online has the ability to direct substantially all the activities of Dasheng Zhixing, and absorb substantially all of the risks and rewards of the Dasheng Zhixing. Dasheng Online became the primary beneficiary of Dasheng Zhixing and consolidates the financial results of Dasheng Zhixing. The restructuring provided the beneficial interest holders of Dasheng Zhixing received an interest in the Company equal to their beneficial interest in Dasheng Zhixing.

On June 3, 2019, a shareholder of Dasheng Zhixing transferred her shares to Mr. Jiajia Huang. The above contractual agreements were updated to reflect the shares transfer, without substantial change of the terms.

On July 21 2014, a series of contractual agreements discussed in 1.b. below were entered into among COE HK Co I, Philippines Co I and the shareholders of Philippines Co I. Pursuant to these agreements COE HK Co I has the ability to direct substantially all the activities of Philippines Co I, and absorb substantially all of the risks and rewards of Philippines Co I. COE HK Co I replaced Dasheng Zhixing as the primary beneficiary of Philippines Co I, and the Group continued to consolidate the financial results of Philippines Co I.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

To further optimize the organizational structure of the Group, in October 2014, 51 Talk English International Limited (the ‘‘COE HK Co II’’) was incorporated with limited liability in Hong Kong as a wholly owned subsidiary of COE HK Co I. China Online Innovations Inc. (the ‘‘Philippines Co II’’), which was incorporated by the Company with limited liability in the Philippines to eventually replace Philippines Co I. The Company owns 99.999993% of the equity interest of Philippines Co II. In order to comply with local laws, there are seven individual shareholders holding an aggregate of 0.000007% of the equity interest of Philippines Co II. A series of contractual arrangements was entered into among the Company, Philippines Co II and the seven individual shareholders. Under these contractual arrangements, the Company has an exclusive option to purchase all of the equity interests in Philippines Co II held by the seven individuals and to exercise their rights as shareholders of Philippines Co II. Since then, Philippine home-based teachers delivering paid lessons on the Company’s platform no longer entered into service agreements with Philippines Co I, but rather entered into service agreements with COE HK Co II. Furthermore, the bulk of the business operations in Philippines Co I was transferred to Philippines Co II, and the Group began to enter into employment agreements with office-based teachers and other full-time employees in the Philippines through Philippines Co II.

To further optimize group structure, on January 14, 2016, On Demand English Innovations Inc. (the “Philippines Co III”) was incorporated by the Company with limited liability in the Philippines to replace Philippines Co I. The Company owns 99.996% of the equity interest of Philippines Co III. In order to comply with local laws, there are five individual shareholders holding an aggregate of 0.004% of the equity interest of Philippines Co III. A series of contractual arrangements was entered into among the Company, Philippines Co III and the five individual shareholders. Under these contractual arrangements, the Company has an exclusive option to purchase all of the equity interests in Philippines Co III held by the five individuals and the power to exercise their rights as shareholders of Philippines Co III. In April 2016, all business operations and assets of Philippines Co I were transferred to Philippines Co III, including the office leasehold and office equipment in Baguio City, Philippines.

Philippines Co III also entered into new employment agreement with the free trial teachers and support staff previously employed by Philippines Co I.

The above series of transactions to reorganize the Group were accounted for in a manner similar to a pooling of interest with assets and liabilities at their historical amounts in the Group’s consolidated financial statements. As such, the Group’s consolidated financial statements were prepared as if the current corporate structure had been in existence for all periods presented.

On December 30, 2016, Dasheng Zhixing established a wholly-owned subsidiary, Shanghai Zhishi Education Training Co., Ltd.(“Zhishi Training”), of which the current registered business scope includes “education training: classic English (level 1-9)” .

In January 2017, Wuhan Houdezaiwu Online Technology Co., Ltd. (“Houdezaiwu Online”), was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct the Group’s business operations in Wuhan. In October 2017, Tianjin Dasheng Zhixing Technology Co., Ltd.(“Tianjin Zhixing”) was incorporated as a wholly-owned subsidiary of Dasheng Zhixing to conduct the Group’s business operations in Tianjin.

In July 2018, Helloworld Online Education Group (“HAWO Company”) was incorporated under the Laws of the Cayman Islands as wholly-owned subsidiary of the Company. In August 2018, Helloworld Online Education Group (HK) Limited (“HAWO HK Co”) was incorporated in Hong Kong as a wholly-owned subsidiary of HAWO Company. Beijing Helloworld Online Technology Co., Ltd. (‘‘HAWO Online’’) was set up in September 2018 as a wholly-owned subsidiary of HAWO HK Co in the PRC. In July 2018, Beijing Dasheng Helloworld Technology Co., Ltd. (“Dasheng HAWO”) was incorporated with beneficial interest held by Mr. Jiajia Huang to conduct the Group’s operations of small class business.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

In September 2018, a series of contractual agreements discussed in 1.b. below were entered into among Helloworld Online, Dasheng Helloworld and shareholders of Dasheng Helloworld. As a result of the agreements, Helloworld Online has the ability to direct substantially all the activities of Dasheng Helloworld, and absorb substantially all of the risks and rewards of the Dasheng Helloworld. Helloworld Online became the primary beneficiary of Dasheng Helloworld and consolidates the financial results of Dasheng Helloworld.

In February 2019, TESOL Academy Online Limited (“TESOL”) was incorporated as a wholly-owned subsidiary of the Company for training the Group’s teachers to obtain the certificate of “Teaching English to Speakers of Other Languages”.

In July 2019, Shenzhen Dasheng Zhiyun Technology Co., Ltd. (“Dasheng Zhiyun”), was incorporated with beneficial interest held by Mr. Jiajia Huang to conduct the operations of business in Shenzhen. In July 2019, a series of contractual agreements discussed in 1.b. below were entered into among Dasheng Online, Dasheng Zhiyun and shareholders of Dasheng Zhiyun. As a result of the agreements, Dasheng Online has the ability to direct substantially all the activities of Dasheng Zhiyun, and absorb substantially all of the risks and rewards of the Dasheng Zhiyun. Dasheng Online became the primary beneficiary of Dasheng Zhiyun and consolidates the financial results of Dasheng Zhiyun.

In October 2019, Tianjin Dasheng Zhixing Technology Co., Ltd.(“Tianjin Zhixing”) discontinued its operations and cancelled its registration.

b    Contractual agreements with VIEs

The following is a summary of (i) the contracts by and among Dasheng Online, Dasheng Zhixing, and the shareholders of Dasheng Zhixing; (ii) the contracts by and among COE HK Co I, Philippines Co I, and the shareholders of Philippines Co I and (iii) the contracts by and among HAWO Online, Dasheng HAWO, and the shareholders of Dasheng HAWO (iv) the contracts by and among Dasheng Online, Dasheng Zhiyun, and the shareholders of Dasheng Zhiyun.

Contractual Agreements with Dasheng Zhixing

Exclusive Business Cooperation Agreements. Under the Exclusive Business Cooperation Agreement between Dasheng Online and Dasheng Zhixing, Dasheng Online has the exclusive right to provide technical support, consulting services and other services to Dasheng Zhixing in relation to the Dasheng Zhixing’s principal business. Dasheng Zhixing agrees to accept all the consultation and services provided by Dasheng Online. Without Dasheng Online’s prior written consent, Dasheng Zhixing is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Dasheng Online exclusively owns all intellectual property rights arising out of or created during the performance of the agreement. The service fees to be paid by Dasheng Zhixing is determined by Dasheng Zhixing and Dasheng Online, after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Dasheng Online employees providing services to Dasheng Zhixing, contents and value of services provided, the market price of comparable services and the operating conditions of Dasheng Zhixing. This agreement will remain effective unless Dasheng Online terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Dasheng Zhixing or Dasheng Online to renew its respective business license upon expiration. Dasheng Zhixing is not permitted to terminate this agreement in any event unless required by applicable laws. The service agreement was revised on December 14, 2015, that the service is solely determined by Dasheng Online.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Exclusive Option Agreements. Under the Exclusive Option Agreements between Dasheng Online, each of the shareholders of Dasheng Zhixing and Dasheng Zhixing, each of the shareholders irrevocably granted Dasheng Online or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Dasheng Zhixing, for a consideration of RMB 10 (US$1.6). If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Dasheng Online or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Dasheng Online’s prior written consent, Dasheng Zhixing’s shareholders shall not sell, transfer, pledge, or otherwise dispose any equity interests in Dasheng Zhixing. These agreements will remain effective until all equity interests held in Dasheng Zhixing by Dasheng Zhixing’s shareholders are transferred or assigned to Dasheng Online or Dasheng Online’s designated representatives.

Powers of Attorney. Pursuant to the Powers of Attorney, the shareholders of Dasheng Zhixing each irrevocably appointed Dasheng Online as the attorney-in-fact to act on their behalf on all matters pertaining to Dasheng Zhixing and to exercise all of their rights as a shareholder of Dasheng Zhixing, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Dasheng Zhixing requiring shareholders’ approval under PRC laws and regulations and the articles of association of Dasheng Zhixing, designate and appoint legal representative, directors, supervisors, chief executive officer, and other senior management members of Dasheng Zhixing. Dasheng Online may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Dasheng Zhixing. Each Power of Attorney will remain in force until the shareholders cease to hold any equity interest in Dasheng Zhixing.

Equity Interest Pledge Agreements. Under the Equity Interest Pledge Agreements between Dasheng Online, Dasheng Zhixing and the shareholders of Dasheng Zhixing, the shareholders pledged all of their equity interests in Dasheng Zhixing to Dasheng Online to guarantee Dasheng Zhixing’s and Dasheng Zhixing’s Shareholders’ performance of their obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Powers of Attorney.

If Dasheng Zhixing or any of Dasheng Zhixing’s shareholders breaches its contractual obligations under the contractual arrangements, Dasheng Online will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Dasheng Zhixing in accordance with legal procedures. Dasheng Online has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge will remain binding until Dasheng Zhixing and the shareholders discharge all their obligations under the contractual arrangements. The equity pledge has been registered with the registration authorities of industries and commerce in accordance with PRC law.

Contractual Agreements with Philippines Co I

Exclusive Business Cooperation Agreements. Under the Exclusive Business Cooperation Agreement between COE HK Co I and Philippines Co I, COE HK Co I has the exclusive right to provide technical support, consulting services and other services to Philippines Co I, respectively, in relation to Philippines Co I’s principal business. And Philippines Co I agrees to accept all the consultation and services provided by COE HK Co I. Without COE HK Co I’s prior written consent, Philippines Co I is prohibited from engaging any third party to provide any of the services under this agreements. In addition, COE HK Co I exclusively owns all intellectual property rights arising out of or created during the performance of the agreements. Due to its control over Philippines Co I, COE HK Co I has the sole right to determine the service fees to be paid by Philippines Co I, after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of COE HK Co I employees providing services to Philippines Co I, contents and value of services provided, the market price of comparable services and the operating conditions of Philippines Co I. This agreement will remain effective unless COE HK Co I terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Philippines Co I or COE HK Co I to renew its respective business license upon expiration. Philippines Co I is not permitted to terminate this agreement in any event unless required by applicable laws.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Exclusive Option Agreements. Under the Exclusive Option Agreements between COE HK Co I, each of the shareholders of Philippines Co I and Philippines Co I, each of the Shareholders irrevocably granted COE HK Co I or its designated representative(s) an exclusive option to purchase, to the extent permitted under Philippine law, all or part of his, her or its equity interests in Philippines Co I, for a consideration of US$1. If the lowest price permitted under Philippine law is higher than the above price, the lowest price permitted under Philippine law shall apply. COE HK Co I or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without COE HK Co I’s prior written consent, Philippines Co I’s Shareholders shall not sell, transfer, pledge, or otherwise dispose any equity interests in Philippines Co I. These agreements will remain effective until all equity interests held in Philippines Co I by Philippines Co I’s Shareholders are transferred or assigned to COE HK Co I or COE HK Co I’s designated representatives.

Powers of Attorney. Pursuant to the Powers of Attorney, the Shareholders of Philippines Co I each irrevocably appointed COE HK Co I as the attorney-in-fact to act on their behalf on all matters pertaining to Philippines Co I and to exercise all of their rights as a shareholder of Philippines Co I, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Philippines Co I requiring shareholders’ approval under Philippine laws and regulations and the articles of association of Philippines Co I, designate and appoint legal representative, directors, supervisors, chief executive officer, and other senior management members of the VIE. COE HK Co I may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Philippines Co I. Each Power of Attorney will remain in force until the Shareholder ceases to hold any equity interest in Philippines Co I.

Contractual Agreements with Dasheng HAWO

Exclusive Business Cooperation Agreements. Under the Exclusive Business Cooperation Agreement between HAWO Online and Dasheng HAWO, HAWO Online has the exclusive right to provide technical support, consulting services and other services to Dasheng HAWO in relation to the Dasheng HAWO’s principal business. Dasheng HAWO agrees to accept all the consultation and services provided by HAWO Online. Without HAWO Online’s prior written consent, Dasheng HAWO is prohibited from engaging any third party to provide any of the services under this agreement. In addition, HAWO Online exclusively owns all intellectual property rights arising out of or created during the performance of the agreement. Under this agreement, the service fee shall consist of 100% of the total consolidated profit of Dasheng HAWO, after the deduction of any accumulated deficit of Dasheng HAWO and its affiliated entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions and reasonable operation profit as determined in accordance with the principle of tax law and tax practice in the PRC. This agreement will remain effective unless HAWO Online terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Dasheng HAWO or HAWO Online to renew its respective business license upon expiration. Dasheng HAWO is not permitted to terminate this agreement in any event unless required by applicable laws.

Exclusive Option Agreements. Under the Exclusive Option Agreements, Dasheng HAWO hereby grants to HAWO Online an irrevocable and exclusive option to purchase from Dasheng HAWO, at HAWO Online’s sole discretion, any or all of the assets and business of Dasheng HAWO, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. The Parties shall then enter into a separate assets or business transfer agreement, specifying the terms and conditions of the transfer of the assets. To the extent permitted under applicable PRC laws, Dasheng HAWO shall donate the balance of the purchase price received from HAWO Online, after deducting/ withholding the relevant taxes (if any) pursuant to applicable laws, to HAWO Online or the designee(s) of HAWO Online for free within ten days after Dasheng HAWO receives the purchase price and pays/ withholds the relevant taxes (if any)..

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Powers of Attorney. Pursuant to the Powers of Attorney, the shareholders of Dasheng HAWO each irrevocably appointed HAWO Online as the attorney-in-fact to act on their behalf on all matters pertaining to Dasheng HAWO and to exercise all of their rights as a shareholder of Dasheng HAWO, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Dasheng HAWO requiring shareholders’ approval under PRC laws and regulations and the articles of association of Dasheng HAWO, designate and appoint legal representative, directors, supervisors, chief executive officer, and other senior management members of Dasheng HAWO. HAWO Online may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Dasheng HAWO. Each Power of Attorney will remain in force until the shareholders cease to hold any equity interest in Dasheng HAWO.

Equity Interest Pledge Agreements. Under the Equity Interest Pledge Agreements between HAWO Online, Dasheng HAWO and the shareholders of Dasheng HAWO, the shareholders pledged all of their equity interests in Dasheng HAWO to HAWO Online to guarantee Dasheng HAWO’s and Dasheng HAWO’s Shareholders’ performance of their obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Powers of Attorney.

If Dasheng HAWO or any of Dasheng HAWO’s shareholders breaches its contractual obligations under the contractual arrangements, HAWO Online will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Dasheng HAWO in accordance with legal procedures. HAWO Online has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge will remain binding until Dasheng HAWO and the shareholders discharge all their obligations under the contractual arrangements. The equity pledge has been registered with the registration authorities of industries and commerce in accordance with PRC law.

Contractual Agreements with Dasheng Zhiyun

Exclusive Business Cooperation Agreements. Under the Exclusive Business Cooperation Agreement between Dasheng Online and Dasheng Zhiyun, Dasheng Online has the exclusive right to provide technical support, consulting services and other services to Dasheng Zhiyun in relation to the Dasheng Zhiyun’s principal business. Dasheng Zhiyun agrees to accept all the consultation and services provided by Dasheng Online. Without Dasheng Online’s prior written consent, Dasheng Zhiyun is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Dasheng Online exclusively owns all intellectual property rights arising out of or created during the performance of the agreement. Under this agreement, the service fee shall consist of 100% of the total consolidated profit of Dasheng Zhiyun, after the deduction of any accumulated deficit of Dasheng Zhiyun and its affiliated entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions and reasonable operation profit as determined in accordance with the principle of tax law and tax practice in the PRC. This agreement will remain effective unless Dasheng Online terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Dasheng Zhiyun or Dasheng Online to renew its respective business license upon expiration. Dasheng Zhiyun is not permitted to terminate this agreement in any event unless required by applicable laws.

Exclusive Option Agreements. Under the Exclusive Option Agreements, Dasheng Zhiyun hereby grants to Dasheng Online an irrevocable and exclusive option to purchase from Dasheng Zhiyun, at Dasheng Online’s sole discretion, any or all of the assets and business of Dasheng Zhiyun, to the extent permitted under PRC law, at the lowest purchase price permitted by PRC law. The Parties shall then enter into a separate assets or business transfer agreement, specifying the terms and conditions of the transfer of the assets. To the extent permitted under applicable PRC laws, Dasheng Zhiyun shall donate the balance of the purchase price received from Dasheng Online, after deducting/ withholding the relevant taxes (if any) pursuant to applicable laws, to Dasheng Online or the designee(s) of Dasheng Online for free within ten days after Dasheng Zhiyun receives the purchase price and pays/ withholds the relevant taxes (if any)..

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Powers of Attorney. Pursuant to the Powers of Attorney, the shareholders of Dasheng Zhiyun each irrevocably appointed Dasheng Online as the attorney-in-fact to act on their behalf on all matters pertaining to Dasheng Zhiyun and to exercise all of their rights as a shareholder of Dasheng Zhiyun, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Dasheng Zhiyun requiring shareholders’ approval under PRC laws and regulations and the articles of association of Dasheng Zhiyun, designate and appoint legal representative, directors, supervisors, chief executive officer, and other senior management members of Dasheng Zhiyun. Dasheng Online may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Dasheng Zhiyun. Each Power of Attorney will remain in force until the shareholders cease to hold any equity interest in Dasheng Zhiyun.

Equity Interest Pledge Agreements. Under the Equity Interest Pledge Agreements between Dasheng Online, Dasheng Zhiyun and the shareholders of Dasheng Zhiyun, the shareholders pledged all of their equity interests in Dasheng Zhiyun to Dasheng Online to guarantee Dasheng Zhiyun’s and Dasheng Zhiyun’s Shareholders’ performance of their obligations under the contractual arrangements including the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, and the Powers of Attorney.

If Dasheng Zhiyun or any of Dasheng Zhiyun’s shareholders breaches its contractual obligations under the contractual arrangements, Dasheng Online will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Dasheng Zhiyun in accordance with legal procedures. Dasheng Online has the right to receive dividends generated by the pledged equity interests during the term of the pledge. The pledge will remain binding until Dasheng Zhiyun and the shareholders discharge all their obligations under the contractual arrangements. The equity pledge has been registered with the registration authorities of industries and commerce in accordance with PRC law.

c    Risks in relation to the VIE structure

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs taken as a whole, which were included in the Group’s unaudited interim condensed consolidated balance sheets, statements of comprehensive income/(loss) and consolidated statements of the cash flows:

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Dasheng Zhixing, Zhishi Training and Houdezaiwu online:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Cash and cash equivalents	214,081	200,141
Time deposits-current and non-current	50,000	220,000
Short-term investments	373,972	372,168
Prepaid expenses and other current assets	211,757	208,064
Inventory	308	671
Amounts due from inter-company entities*	2,610,083	2,856,395
Property and equipment, net	10,645	9,384
Rights-of-use assets	19,763	29,263
Other assets	11,377	12,000
Total assets	3,501,986	3,908,086
Advances from students—current	2,181,798	2,258,687
Advances from students—non-current	4,783	3,912
Accrued expenses and other current liabilities	77,050	102,214
Taxes payable	1,993	2,056
Lease liability-current and non-current	17,915	28,542
Amounts due to inter-company entities*	2,202,909	2,420,135
Total liabilities	4,486,448	4,815,546

* All inter-company balances have been eliminated upon consolidation.

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Net revenues	320,074	487,084
Net income/(loss)	(49,717)	73,103

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Net cash provided by operating activities	14,940	155,269
Net cash used in investing activities	(47,540)	(169,209)
Net decrease in cash and cash equivalents	(32,600)	(13,940)

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Philippines Co I:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Cash and cash equivalents	415	421
Prepaid expenses and other current assets	576	584
Amounts due from inter-company entities*	2,523	2,556
Total assets	3,514	3,561
Accrued expenses and other current liabilities	1,062	1,075
Taxes payable	11,766	11,921
Other non-current liabilities	247	250
Total liabilities	13,075	13,246

* All inter-company balances have been eliminated upon consolidation.

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Net revenues	—	—
Net loss	(410)	(14)

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Net cash used in operating activities	(6)	—
Effect of exchange rate changes on cash and cash equivalents	(9)	6
Net increase/(decrease) in cash and cash equivalents	(15)	6

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Dasheng HAWO:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Cash and cash equivalents	743	652
Prepaid expenses and other current assets	4,597	3,645
Amounts due from inter-company entities*	44,672	52,551
Property and equipment, net	200	177
Rights-of-use assets	1,947	1,224
Other assets	1	1
Total assets	52,160	58,250
Amounts due to inter-company entities*	59,281	72,188
Accrued expenses and other current liabilities	7,107	4,865
Taxes payable	287	31
Lease liability	1,686	969
Total liabilities	68,361	78,053

* All inter-company balances have been eliminated upon consolidation.

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Net revenues	9,909	7,428
Net loss	(4,499)	(3,675)

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Net cash provided by/(used in) operating activities	477	(92)
Net cash provided by/(used in) by investing activities	(223)	1
Net increase/(decrease) in cash and cash equivalents	254	(91)

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

Dasheng Zhiyun:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Cash and cash equivalents	827	721
Prepaid expenses and other current assets	—	53
Amounts due from inter-company entities*	1,200	1,853
Total assets	2,027	2,627
Amounts due to inter-company entities*	906	1,605
Advances from students—current	10	10
Accrued expenses and other current liabilities	824	605
Taxes payable	77	181
Total liabilities	1,817	2,401

* All inter-company balances have been eliminated upon consolidation.

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Net revenues	—	1,917
Net profit	—	6

	For the three months ended March 31,
	2019	2020
	RMB	RMB
Net cash used in operating activities	—	(106)
Net decrease in cash and cash equivalents	—	(106)

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs through Dasheng Online, COE HK Co I and HAWO Online, and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital of Dasheng Zhixing amounting to RMB1,143 and RMB1,143 as of December 31, 2019, and March 31, 2020, respectively. Since the VIEs are incorporated as limited liability companies under the PRC and Philippine Company Law, creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

The Group believes that the contractual arrangements among Dasheng Online, COE HK Co I and HAWO Online, the VIEs and their shareholders are in compliance with PRC and Philippine laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC and Philippine legal system could limit the Company’s ability to enforce these contractual arrangements.

On January 19, 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft FIE Law, that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises, or FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.”

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which  became effective on January 1, 2020 and replaced three laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law , and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the Foreign Investment Law of the PRC, VIEs that are controlled via contractual arrangement would not be absolutely deemed as Foreign-Invested Enterprises, or FIEs. Therefore, the current legal status of Contractual Arrangement as a whole and each of the agreements comprising the Contractual Arrangement will not be materially affected by the Foreign Investment Law of the PRC and its implementing regulations. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group is currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fails to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

The Company’s ability to control the VIEs also depends on the Power of Attorney. Dasheng Online, COE HK Co I and HAWO Online have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC or Philippine laws and regulations, the PRC or the Philippine regulatory authorities could, within their respective jurisdictions:

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

•                  revoke the Group’s business and operating licenses;

•                  require the Group to discontinue or restrict its operations;

•                  restrict the Group’s right to collect revenues;

•                  block the Group’s websites;

•                  require the Group to restructure the operations, re-apply for the necessary licenses or relocate the Group’s businesses, staff and assets;

•                  impose additional conditions or requirements with which the Group may not be able to comply; or

•                  take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions may result in a material adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Group to lose the right to direct the activities of the VIEs or the right to receive their economic benefits, the Group would no longer be able to consolidate the financial statements of the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote.

As of December 31, 2019 and March 31, 2020, the aggregate accumulated deficit of the Group’s VIEs was approximately RMB1,073,067 and RMB1,003,647 respectively, which have been included in the Company’s accompanying unaudited interim condensed consolidated financial statements.

d    Liquidity

The Group’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred net losses of RMB66,236 and net income of RMB50,792 for the three months ended March 31, 2019 and 2020, respectively. Accumulated deficits were RMB2,198,902 and RMB2,148,110 as of December 31, 2019 and March 31, 2020, respectively. The net current liabilities were RMB1,228,049 and RMB1,267,446 as of December 31, 2019 and March 31, 2020. The operating cash inflow was RMB8,388 and RMB172,659 in the three months ended March 31, 2019 and 2020, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities to fund its operations, attract investors and borrow funds on favorable economic terms.

As of March 31, 2020, the Group’s balance of cash and cash equivalents, time deposits (current and non-current) and short-term investments was RMB1,214,004. On March 23, 2018, the Company’s two subsidiaries in Hong Kong and SPD Silicon Valley Bank Beijing Branch entered into a loan facility agreement with total credit of USD13,000, with annual interest rate of 3-month LIBOR+4.36%. As of December 31, 2019, the remaining outstanding balance of this short-term loan was RMB16,578. The total interest rate of this loan as of December 31, 2019 is around 6.37% per annum. The outstanding balance of the loan as of December 31, 2019 is due in March 2020 and the Group has repaid the total outstanding balance of the loan in January 2020.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing.

The Ministry of Education, jointly with other certain PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, which became effective on July 12, 2019. The Online After-School Training Opinions require that online after-school training institutions shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the online after-school training institutions submitting such filings.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1            Operations and Reorganization (Continued)

The Online After-School Training Opinions also impose a series of new regulatory requirements, including (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming classes provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 class-hours, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (iv) instructors are required to obtain the necessary teacher qualification licenses.

As of the date of this interim report, the Group has not received any written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for alleged failure by the Group to comply with the Online After-School Training Opinions. The Group has prepared and submitted the filing materials as required under the Online After-School Training Opinions and the Opinions on Educational Applications. Management believes that due to the successful expansion of non-tier one cities and improved brand image of the Group, the number of the paying students would increase. The decreased cash collections from students due to the restricted length of the courses, will be offset by expanded scale of the Group’s paying students. Thus, the Online After-School Training Opinions will not have significant adverse impact on the cash inflow of the Group, and the management will continue to assess the impacts of the related regulations.

Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The management is of the opinion that the Group has sufficient funds for sustainable operation, there is no substantial doubt about the Group’s ability to continue as going concern within one year after the unaudited interim condensed consolidated financial statements are issued.

e    Update of previously announced unaudited financial results for the three months ended March 31, 2019

By performing the Group’s last year-end financial closing procedures, the Group discovered an oversight in the Group’s process for evaluating the status of lessons that caused the Group to overstate net revenues during 2018 and in interim periods of 2019. The amounts were reflecting RMB2,897 million (including RMB 2,501 million out-of-period adjustment attributed to the year of 2018) decreases to net revenues and net income for the three months ended March 31, 2019. Based on the Group’s quantitative and qualitative analysis, the Group does not consider the out of period impact to be material to the Group’s financial position or results of operations for any prior periods or for the quarter or year ended December 31, 2019.

2    Significant Accounting Policies

a    Basis of presentation

The unaudited interim condensed financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for a complete set of financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of March 31, 2020, and the results of operations and cash flows for the three months ended March 31, 2019 and 2020. The consolidated balance sheet at December 31, 2019 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes as of and for the year ended December 31, 2019. Results for the three months ended March 31, 2020 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

b    Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significant impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity. All transactions and balances among the Company, its subsidiaries and consolidated VIEs have been eliminated upon consolidation.

c    Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of standalone selling prices of performance obligations that have never been separately sold, estimate of prepaid credit breakage, assessment for the impairment of long-lived assets, the valuation allowance of deferred tax assets, determination of the fair value of ordinary shares and preferred shares prior to IPO, and the valuation and recognition of share-based compensation.

d    Functional currency and foreign currency translation

The Group uses Renminbi (‘‘RMB’’) as its reporting currency. The functional currency of the Company and its overseas subsidiaries incorporated in the Cayman Islands and Hong Kong is United States dollars (‘‘US$’’), and the functional currency of the Philippines entities is Peso (‘‘PHP’’). The functional currency of the PRC entities in the Group is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the reporting period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income in the consolidated statements of comprehensive income/(loss).

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in interest and other expense, net.

e    Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and statements of cash flows from RMB into US$ as of and for the three months ended March 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB7.0808, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board on March 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

f     Fair value measurements

Financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

•                  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•                  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•                  Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, time deposits, short-term investments, short-term loan, other current assets, accrued expenses and taxes payable. The carrying amounts of the short-term financial instruments approximate their fair value due to their relatively short maturity. The carrying amount of the short-term loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

g    Cash and cash equivalents

The Group considers all highly liquid investments, which are unrestricted as to withdrawal or use, with original maturities of three months or less as cash equivalents. As of December 31, 2019 and March 31, 2020, the Group had total balance of RMB18,715 and RMB12,762, respectively, held in accounts managed by WeChat Pay, Alipay, China Merchants Bank Aggregate Paying Platform and 99bill in connection with the collection of tuition fees online, which have been classified as cash and cash equivalents on the consolidated balance sheets.

h    Time deposits

Time deposits in the current assets represent demand deposits placed with banks with original maturities of more than three months but less than one year. For the time deposits in the non-current assets, the maturities are more than one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income/(loss) during the periods.

i   Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to Shanghai Interbank Offered Rate (or “SHIBOR”), the gold price published by the London Bullion Market Association, the exchange rate of euro against dollar, or performance of underlying assets and investments, all of which are with original maturities of less than 12 months.

j   Held-to-maturity security

A held-to-maturity investment is a non-derivative financial asset that has either fixed or determinable payments and a fixed maturity, and for which an entity has both the ability and the intention to hold to maturity. This type of investment is reported at amortized cost and the difference between the maturity value and the cost of the investments is amortized to the income statement and recognized as interest income over the life of the investments. The Group assesses whether an investment is impaired at the individual security level in each reporting period. A held-to-maturity investment is impaired if the fair value of the investment is less than its cost. If an investment is concluded to be impaired, the Group determines whether such impairment is other-than-temporary. Factors the Group considers to make such determination include the duration and severity of the impairment, the reason for the decline in value and the potential recovery period and the Group’s intent to sell. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and record the corresponding charge as impairment loss in the statement of consolidated comprehensive income/(loss).

k    Long-lived assets

Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally from three years for computers and equipments and four years for vehicles and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the remaining lease term. Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

Intangible assets

Intangible assets mainly comprise of softwares, copyrights and trademarks. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization is computed using the straight-line method over the estimated useful lives of the intangible assets, generally ten years for trademarks and major accounting and ERP software, three years for other software, and three to ten years for copyrights.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities of 91waijiao.com when it was acquired by Dasheng Zhixing in January 2015.

Goodwill is not depreciated or amortized but is tested for impairment at the reporting unit level on an annual basis every December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. For those reporting units where it is determined that it is more likely than not that their fair values are less than the units’ carrying amounts, the fair value of a reporting unit is compared to its carrying value. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, goodwill is deemed impaired and is written down to the extent of the difference.

The Group as a whole, including acquired 91waijiao.com, is determined to have two reporting units for goodwill impairment testing, the one-on-one offerings and the small class offerings. The Group assessed goodwill for impairment in accordance with ASC 2017-04, “Simplifying the Test for Goodwill impairment”, which removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment is now the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No goodwill impairment was recognizing for the three months ended March 31, 2019 and 2020.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significantly adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

l     Revenue recognition

Revenues of the Group are generated from providing online English language education services, delivering  learning materials and textbook. Students purchase the services by subscribing to prepaid credit packages or prepaid membership packages directly from the Group or through authorized distribution agents. Tuition is generally paid in advance and is initially recorded as advances from students.

The Group allows refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within a certain period after the purchase. Refunds are recorded as reductions of the advances from students and have no material impact on recognized revenue.

The Company collects value added taxes from customers in connection with the sale of the Company’s services (“output VAT”), and remits the amounts collected to the government. The Company also pays value added taxes for expenses (“input VAT”) when it is collected by the Company’s vendors. The Company is legally entitled to offset the output VAT collected from customers by the amount of input VAT that relates to qualifying expenses (those expenses affiliated with the related revenue producing activities), and to pay a net amount. The Company has determined it is an agent of the government when collecting the output VAT, and revenue is reported net of the VAT collections from customers.

Prepaid credit packages

Prepaid credit packages for one-on-one lessons typically contain 30 to 600 lesson credits with validity period from 2 months to 40 months.  The students can book lessons within the validity period. Prepaid credit packages for small class lessons typically range from approximately one week to one year. Each week, students will have three lessons in total, each lasting for 45 minutes or 50 minutes, two of which were taught by the foreign teacher and one by the Chinese teacher. The package subscription fees are paid in advance.

Certain prepaid credit packages contains a combination of credits for one-on-one lesson, group lessons and learning materials, or a combination of credits for small class lessons from foreign teachers and Chinese teachers.

Learning materials

Beginning in 2019, the Group provides the learning materials to the students. Learning materials typically contain two hundred online audio picture books to the K-12 students and the twenty-six recorded lessons to adult students.  The students can download, read and watch the learning materials in the applications of the Group. The learning materials, included in the prepaid credit packages, are recognized as revenues when it is available for students to have an access. The price of learning materials is based on their fair value, which is determined by the fair value of same type of learning materials on the same market.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

Textbook

Students who have purchased the prepaid credit packages, can exchange the physical textbook with 3 one-on-one lessons for the K-12 Philippine prepaid credit packages. The revenue for textbook sale is recognized when the textbook is delivered.

Prepaid membership packages

The Group previously sold prepaid membership packages, which ranged from 3 months to 36 months. Students were able to book one lesson per day within their membership period and the package subscription fees were paid in advance. The Group ceased the sale of such prepaid membership packages since 2017.

The Group offers free-trial lessons to students upon registration. Students are not obligated to subscribe any course packages with the Group to obtain the free-trial lessons. The Group records the cost incurred in providing the free-trial lessons as sales and marketing expenses when the lesson is booked and taken by the students.

Revenue recognition under ASC 606.

The Group adopted ASC 606 “Revenue from Contracts with Customers” on January 1, 2018, using the modified retrospective method. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

The Group is responsible for course design, teacher sourcing and training, development and maintenance of online platform and system, and is the party primarily responsible for fulfilling the promise to provide the services to customers and it has full discretion in establishing the prices for the services provided to customers. Hence, the Group is the principal for providing the online English education services to customers. Therefore, the Group recognizes revenue on a gross basis.

Prepaid credit packages

Revenue from prepaid credit packages is recognized when the lesson credit is taken, and revenue from learning materials is recognized when learning materials are made available to students. Actual usage is tracked on a contract-by-contract basis. At each reporting date, the Group estimates losses, or forfeiture of prepaid credits. Based on the Group’s analysis of historical customer forfeitures of prepaid credits, the Group has concluded that no losses should be recognized for the three months ended March 31, 2019 and 2020.

For prepaid credit packages that contain a combination of lessons, learning materials and textbooks, each lesson and  part of learning materials in each packages are a separate performance obligation, as customers can benefit from each lesson and the part of learning materials on its own, and the Group’s promise to deliver each lesson and the part of learning materials to the customer is separately identifiable from other promises in the contract. Package consideration is allocated to each performance obligation at contract inception based on standalone selling price of each performance obligation. For lessons that have never been sold on a standalone basis, the Group estimates their standalone selling price based on cost plus an expected margin.

Because the validity period of previously sold packages was up to 60 months and because of the practice of upfront cash collection, payment by customers could occur significantly before performance. However, the timing of the transfer of related services is at the discretion of the customers. Therefore, the Group does not recognize any financing component in the determination of revenue from the sale of prepaid credit packages.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

Prepaid membership packages

As a result of a change in business strategy, the Group no longer sells prepaid membership packages from 2017.

Revenue from the remaining life of previously sold prepaid membership packages was recognized on a straight-line basis over the remaining membership period. The Group elects not to adjust the effects of a significant financing component for prepaid membership package with duration of one year or less because the amount was not material.

Revenue Disaggregation

The following table presents the Group’s revenues disaggregated by timing of transfer of services:

	For the three months ended			For the three months ended
	March 31, 2019			March 31, 2020
	RMB	RMB	RMB	RMB	RMB	RMB
	One-on-one offerings	Small class offerings	Total	One-on-one offerings	Small class offerings	Total
Revenues from prepaid credit packages	288,169	27,516	315,685	462,206	22,660	484,866
—credits for lessons	274,792	27,516	302,308	420,937	22,528	443,465
—credits for learning materials	13,377	—	13,377	36,535	132	36,667
— physical textbook	—	—	—	4,734	—	4,734
Revenues from prepaid membership packages	4,389	—	4,389	2,218	—	2,218
Total revenues	292,558	27,516	320,074	464,424	22,660	487,084

Contract balances

Contract cost

Incremental costs of obtaining a contract with a customer is recognized as an asset in “Prepaid expenses and other current assets” if the Group expects to recover those costs. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel and distribution agents, as well as certain cash incentives for customers who provide referrals service for the group. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

As of March 31, 2020, the balance of capitalized costs of obtaining contracts with customers was RMB169,828. For the three months ended March 31, 2019 and 2020, the Group recognized amortization of RMB 31,189 and RMB42,009 as “Sales and marketing expenses” in its consolidated statement of comprehensive income/(loss). No impairment of contract cost assets was recognized for the three months ended March 31, 2019 and 2020.

Contract liability

Contract liability is related to the payments received by the Group in advance from customers representing the Group’s obligations to transfer services, learning material or textbook to customers. The Group generally receives contract payments in advance and it records as advances from students. Given that the Group permits refund of fees corresponding to remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase, contract liability does not include the amounts that may be refunded in the future if customers withdraw for any remaining undelivered lessons. Refund liability is estimated based on the historical refund data and the length of remaining period customers are eligible for refund for each contract at the end of each reporting period.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

	As of
	December 31, 2019	March 31, 2020
	RMB	RMB
Contract liability	2,029,872	2,102,931
Future output VAT associated with contract liability	121,887	126,176
Refund liability	24,255	30,620
Deposits from students	10,577	2,882
Advances from students	2,186,591	2,262,609

The additions to the contract liability balance were primarily due to cash collections received in advance of gaining performance obligations, while the reductions to the contract liability balance were primarily due to the recognition of revenues upon fulfillment of performance obligations, as well as refund of fees corresponding to any remaining undelivered services when customers withdraw contracts with the Group within certain period after the purchase, all of which were in the ordinary course of business. RMB429,286 of revenues recognized in the three months ended March 31, 2020 was included in the contract liability balance as of January 1, 2020. No revenue was recognized in the three months ended March 31, 2020 from performance obligations satisfied (or partially satisfied) in previous periods.

As of March 31, 2020, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB2,102,931. When these revenues will be recognized is at the discretion of customers. The Group expects to recognize substantially all of this balance as revenue over the next 12 to 18 months, and the remainder thereafter.

m   Cost of revenues

Cost of revenues primarily includes service expenses involved in the delivery of paid courses and payment processing fees paid to payment channels for processing the payments from students, as these components are necessary to obtain the net revenues. These costs are expensed as incurred except for payment processing fees associated with advances from students, which are recognized in the period in which the related revenues are recognized. The indirect cost of server, bandwidth and printing of textbooks is expensed as incurred. The cost of license is computed using the straight-line method over the contract term of copyrights, generally five years for Highlights. The license of Highlights is used for the online audio picture books in the learning materials.

n    Product development expenses

Product development expenses consist primarily of payroll-related expenses incurred for the innovation of course content, as well as the development and enhancement to the Group’s websites and platforms of applications. The Group expenses all costs incurred for the planning and post implementation phases of development and costs associated with repair or maintenance of the existing platform. Since the inception, the amount of costs qualifying for capitalization has been immaterial and, as a result, all development costs have been expensed as incurred.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

o    Sales and marketing expenses

Sales and marketing expenses consist primarily of marketing and promotional expenses, salaries and benefits expenses related to the Group’s sales and marketing personnel and office rental, depreciation and other expenses related to the Group’s sales and marketing team. Starting from January 1, 2018, the Group capitalizes incremental cost to obtain contracts with customers, including sales commissions to sales personnel and distribution agents, as well as certain cash incentive for customer. Amortization of related contract cost assets is recognized as sales and marketing expenses. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the three months ended March 31, 2019 and 2020, the advertising expenses were RMB67,210 and RMB81,449, respectively.

p    Operating leases

The Group has operating leases primarily for office space. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the Group’s operating leases, the Group generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating right-of-use assets are generally recognized based on the amount of the initial measurement of the lease liability. The Group’s leases have remaining lease terms of up to five years. Lease expense is recognized on a straight-line basis over the lease term. Operating leases are included in operating lease right-of use-assets, short-term lease liabilities and long-term liabilities on the Group’s consolidated balance sheets. The Group has no financial leases for any of the periods presented.

With the exception of initial adoption of the new lease standard, where the Group’s incremental borrowing rate used was the rate on the adoption date (January 1, 2019), operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. To determine the incremental borrowing rate used to calculate the present value of future lease payments, the Group uses information including the Group’s credit rating, interest rates of similar debt instruments of entities with comparable credit ratings. The Group adopted the new accounting standard update on leases from January 1, 2019.

The Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

Rental expenses incurred were RMB10,803 and RMB10,808 for the three months ended March 31, 2019 and 2020, respectively.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

q    Share-based compensation

The Group accounts for share-based awards granted to employees in accordance with ASC 718 Stock Compensation and share-based awards to nonemployees in accordance with ASC 505. In accordance with the guidance, the Group determines whether a share-based award should be classified and accounted for as a liability award or equity award. For options granted to employees, the related share-based compensation expense is recognized in the financial statements based on their grant date fair values, which are calculated using the binomial option pricing model. The binomial option pricing model requires a number of complex assumptions. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. Share-based compensation expense is recorded net of estimated forfeitures, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

Before the completion of the IPO, stock options granted to employees vested upon satisfaction of a service condition, which was generally satisfied over three or four years. Additionally, employees could only exercise vested options upon the occurrence of an IPO. Options for which the service condition had been satisfied were forfeited should employment have terminated prior to the occurrence of the IPO, which substantially creates a performance condition. Because the IPO performance condition had not occurred and was outside the Company’s control, the satisfaction of the IPO performance condition would become probable upon occurrence. For options granted, and for which the service condition had been satisfied as of the date of the IPO, cumulative stock-based compensation expense for these options was recorded using the graded-vesting method upon the completion of the IPO. For the options and restricted share units granted after the completion of the IPO, the stock option and restricted share units can be exercised once the employee satisfies the service condition.  Accordingly, the share-based compensation expense is recorded on a straight-line basis over the requisite service period. The corresponding impact is reflected in additional paid-in capital.

The forfeiture rate is the estimated annual rate at which unvested awards will be forfeited during the next year, which differs significantly by employee group. For directors and executive officers, the forfeiture rate is estimated to be zero because the possibility of their termination is remote. For employees, the forfeitures of stock options are estimated by historical actual forfeitures due to grantees’ termination prior to vesting, and the forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ from such estimates. Changes in the estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

Share-based compensation expenses were allocated to operating expenses as follows:

	For the three months ended March 31,
	2019	2020	2020
	RMB	RMB	US$
Sales and marketing expenses	(284)	(2,302)	(325)
Product development expenses	(574)	101	14
General and administrative expenses	(3,012)	(4,000)	(565)

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2            Significant Accounting Policies (Continued)

r     Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiary and consolidated VIEs of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefit expenses, which were expensed as incurred, were approximately RMB17,994 and RMB12,962 for the three months ended March 31, 2019 and 2020, respectively.

Philippine Contribution Plan and Employee Benefit Plan

The Company’s subsidiary and VIE in the Philippines participate in government mandated, multiemployer, defined contribution plans, including Social Security System (‘‘SSS Benefits’’), Home Development Mutual Fund (‘‘Pag-IBIG Fund’’) and Philippine Health Insurance Corporation (‘‘PhilHealth’’). Pursuance to these plans certain retirement, medical and housing benefits are provided to full-time employees. Obligations for contributions to these defined contribution plans are recognized as expenses in the consolidated statements of comprehensive income/(loss) as incurred. The total amounts for such employee benefits were RMB741 and RMB879 for the three months ended March 31, 2019 and 2020, respectively.

In addition, the Company’s subsidiaries and VIE in the Philippines also participate in a defined benefits plan, which was unfunded as of March 31, 2020. The liability recognized in the consolidated balance sheets in respect of defined benefit plan is the present value of the defined benefit obligation at the end of the reporting period. Changes in the present value of the defined benefit obligation are included in operating expenses in the consolidated statements of comprehensive income/(loss). The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The total liabilities for such employee benefits were RMB1,595 and RMB1,679 as of December 31, 2019 and March 31, 2020, respectively.

s     Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2   Significant Accounting Policies (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of comprehensive income/(loss). The Group did not have any significant unrecognized benefits relating to uncertain tax positions as of and for the three months ended March 31, 2019 and 2020.

t               Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

u            Earnings/(loss) per share

Earnings/(loss) per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented before the IPO occurrence, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses. Upon the IPO occurrence, all of the preferred shares automatically were converted into ordinary shares which are used in the computation of loss per share.

Basic net earnings/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Options and unvested restricted share units are not considered outstanding in computation of basic earnings per share. Diluted net earnings/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and unvested restricted share units, unless they were anti-dilutive. The computation of diluted net earnings/(loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net earnings/(loss) per share.

v             Comprehensive income / (loss)

Comprehensive income/ (loss) is defined to include all changes in equity/ (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income, as presented on the accompanying consolidated statements of comprehensive income/(loss), consists of accumulated foreign currency translation adjustments.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2   Significant Accounting Policies (Continued)

w    Treasury stock

On September 9, 2019, the board of directors authorized a share repurchase program, pursuant to which the Company was authorized to repurchase its Class A ordinary shares, in the form of ADSs, with an aggregate value of up to US$2,000 during a six-month period between October 1, 2019 and March 31, 2020. As of March 31, 2020, the Company had repurchased an aggregate of 120,548 ADSs for US$853.3 on the open market under this program, at an average price of US$7.08 per ADS.

The repurchased shares were accounted for under the cost method and presented as “treasury stock” in equity on the Group’s consolidated balance sheets.

x            Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s CODM in deciding how to allocate resources and assess performance.

The Group’s internal organizational structure as well as information about geographical areas and business segments is more fully described in Note 17.

y             Statutory reserves

In accordance with China’s Company Laws, the Company’s consolidated VIEs in PRC must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (‘‘PRC GAAP’’)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from its after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

z              Recently issued accounting pronouncements

In December 2019, the FASB issued a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Group is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

2   Significant Accounting Policies (Continued)

aa   Recently adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new guidance requires lessees to recognize right of use assets and lease liabilities for operating leases, initially measured at the present value of the lease payments, on the consolidated balance sheets. In addition, it requires lessees to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. The FASB has subsequently issued additional updates that allow entities to apply certain practical expedients upon transition to this new guidance. The Group adopted this guidance as of January 1, 2019 using the modified retrospective approach. Prior period financial statements were not recast under the new guidance. The adoption of the new lease standard resulted in recognition of a right-of-use asset of approximately RMB55,849 and a lease liability of approximately RMB54,195 on the Group’s consolidated balance sheet as of January 1, 2019. There is no finance lease existed within the Group. The adoption of the standard on January 1, 2019 did not have a material impact on the Group’s consolidated statements of income, stockholders’ equity or cash flows.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, beginning after December 15, 2019, and interim periods within those years. The Group adopted the ASU No. 2016-13 from January 1, 2020, and the adoption does not have a material impact on its consolidated financial statements.

ab   Government subsidy

As more fully described in Note 2(1), “Revenue Recognition”, VAT collected from customers is excluded from reported revenue. As part of Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19) outbreak, the Ministry of Finance and the Chinese State Taxation Administration (“STA”) jointly announced on February 6, 2020 that certain companies could be waived from paying output VAT related to specific consumer services, effective from January 2020.  Companies with eligible revenues can voluntarily elect to take advantage of this policy, which has been announced as temporary in nature (although an end date has not yet been communicated by the STA).  In connection with this election, the allowable offset of input VAT is suspended, reducing the benefit to the Company to the net amount that it would ordinarily remit to the authorities.

To take advantage of the policy, the Company did not adjust prices charged to end customers.  Although the amounts paid by customers since January 2020 included amounts that have historically related to VAT, the Company has determined these collections from customers should continue to be excluded from revenue. The Company’s interpretation of the policy is that is a temporary waiver of amounts due to the government, for the express purpose of mitigating the economic impact of the pandemic, and not a collection from customers that represents an increase in the selling price of the Company’s services.

The amounts collected from customers and excluded from revenue for the first quarter of 2020 were RMB26,289, offset by input VAT of RMB16,041. The net amount of RMB10,248 was recognized as a government subsidy in other operating income in the consolidated statements of comprehensive income/(loss).

As part of Chinese government’s effort to ease the burden of businesses affected by the coronavirus (COVID-19), the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced and exempted employer obligation on social security contributions from February 2020. The impact of coronavirus policies on employee benefit expenses was RMB6,609 for the three months ended March 31, 2020, reducing the personnel expenses in the cost of revenue, sales and marketing expenses, product development expenses and general and administrative expenses.

On the September 30, 2019, Ministry of Finance and the State Taxation Administration announced that from October 1, 2019 to December 31, 2021, a taxpayer in the life service industry is allowed to credit the amount of input tax deductible in the current period plus 15% thereof against the amount of taxes payable. The impact of the policy of additional value-added tax credit for the income generated by the life services provided by enterprises was RMB6,513 for the three months ended March 31, 2020 and has been recognized as other income of the operating income in the consolidated statements of comprehensive income/(loss).

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

3   Risks and Concentration

a            Concentration of credit risk

Financial instruments that potentially subject the Group to concentration of credit risk consist primarily of cash and cash equivalents and time deposits. The Group limits its exposure to credit loss by depositing its cash and cash equivalents and time deposits with financial institutions in the PRC, Hong Kong, Philippines and the United States, which are among the largest and most reputable banks with high ratings from internationally-recognized rating agencies, which management believes are of high credit quality. The Group periodically reviews these institutions’ reputations, track records and reported reserves.

As of December 31, 2019 and March 31, 2020, the Group had RMB51,077 and RMB64,264 in cash and cash equivalents with a large bank in Hong Kong, respectively. Hong Kong has an official Deposit Protection Scheme (DPS), similar to the Federal Deposit Insurance Corporation (FDIC) in the United States. Deposits in the licensed banks are protected by DPS, up to a limit of HKD500,000. In addition, the Group believes that the risk of failure of the Hong Kong bank is remote.

As of December 31, 2019 and March 31, 2020, the Group had RMB205,854 and RMB202,433 in cash and cash equivalents, RMB213,509 and RMB386,061 time deposits with large domestic banks in China, respectively. In May 2015, a new Deposit Insurance System (DIS) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks are protected by DIS, up to a limit of RMB500,000. In addition, the Group believes that the risk of failure of the banks in China is remote.

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets and investments that the Group has positive intent and ability to hold to maturity, all of which are with an original maturity of less than 12 months. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause a material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

b            Major customers and supplying channels

There were no customers whose revenues individually represented greater than 10% of the total revenues of the Group for the three months ended March 31, 2019 and 2020.

Also there were no distribution channels that individually represented greater than 10% of the total revenues of the Group for three months ended March 31, 2019 and 2020.

c             Concentration of foreign currency risks

For the three months ended March 31, 2019 and 2020, all of the Group’s revenues derived were in RMB. As of December 31, 2019 and March 31, 2020, the Group’s cash and cash equivalents, time deposits and short-term investments balances denominated in RMB were RMB693,328 and RMB851,324, accounting for 65.8% and 70.1% of the Group’s total cash and cash equivalents, time deposits and short-term investments balance. As of December 31, 2019 and March 31, 2020, the Group’s liabilities balances denominated in RMB were RMB2,361,355 and RMB2,461,659, accounting for 96.4% and 96.7% of its total liabilities balance, respectively.

RMB is not freely convertible into foreign currencies. The value of the RMB is affected by changes in central government policies and international economic and political developments. In PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by PBOC. Remittances in currencies other than RMB by companies in China must be processed through PBOC or other PRC foreign exchange regulatory bodies and requires certain supporting documentation in order to affect the remittance.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

3   Risks and Concentration (Continued)

d            Foreign currency exchange rate risks

All of the Group’s revenues are denominated in Renminbi, and a significant portion of the costs are incurred in U.S. dollars and Philippine Pesos, including service fee payments to nearly all of the teachers. The Philippines continues to experience inflation, currency declines and shortages of foreign exchange. The value of RMB against the U.S. dollar may fluctuate significantly and unpredictably. The fluctuations of the RMB against the US$ was approximately 2.1% depreciation and 1.6% appreciation in the first quarter of 2019 and 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future. The Group is exposed to the risk of cost increases due to inflation in the Philippines and the depreciation of Renminbi. As the Group currently engages a third-party vendor to handle the payment of the service fees of the independently contracted teachers in the Philippines and in North America, and the Group settles the balance with them in Hong Kong dollars, the Group is also exposed to the risk of an increase in the value of the Hong Kong dollar relative to Renminbi. The Group does not currently engage in any transactions as a hedge against risk of loss due to foreign currency fluctuations.

4   Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Costs to obtain contracts with customers	168,571	169,828
Prepaid advertising expenses	18,014	14,541
Prepaid taxes	13,860	9,544
Prepaid rental and other deposits	13,601	11,771
Prepaid fees to third-party payment channels	8,250	8,191
Prepaid student acquisition fees	2,093	2,085
Prepaid professional service fees	3,704	3,706
Advances to employees	1,658	2,630
Interest receivables	2,430	5,547
Prepaid Directors & Officers insurance	782	353
Prepayment for purchase of fixed assets	707	1,027
Prepaid PayPal to pay teacher salary costs	4,077	735
Student tuition payments in transit	1,291	40
Others	11,177	17,775
Total	250,215	247,773

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

5   Property and equipment, net

Property and equipment consist of the following:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Computers and equipment	63,663	65,968
Leasehold improvement	45,498	45,854
Furniture and fixtures	10,963	11,119
Vehicle	228	228
Total	120,352	123,169
Less: Accumulated depreciation	(100,016)	(104,307)
Property and equipment, net	20,336	18,862

For the three months ended March 31, 2019 and 2020, depreciation expenses amounted to RMB6,326 and RMB3,965, respectively.

6            Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Trademark	2,366	2,366
Computer software	12,958	11,758
Copyright for teaching materials	6,992	7,274
Total	22,316	21,398
Less: Accumulated amortization	(12,398)	(12,687)
Intangible assets, net	9,918	8,711

For the three months ended March 31, 2019 and 2020, amortization expenses amounted to RMB1,073 and RMB713 respectively.

As of March 31, 2020, amortization expense of intangible assets for future years is expected to be as follows:

Amortization Expense
RMB
The remainder of 2020	2,137
2021	2,055
2022	1,225
2023	854
2024 and thereafter	2,440
8,711

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

7   Operating Leases

Leases are classified as operating leases or finance leases in accordance with ASC842. The Group has operating leases for office space that the Group utilizes under lease arrangements. For leases with terms greater than 12 months, the Group records the related assets and lease liability at the present value of lease payments over the terms. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate. As of March 31, 2019 and 2020, the Group has no finance lease.

The components of lease expense for the three months ended March 31, 2019 and 2020 were as follows:

	For the three months ended March 31
	2019	2020
	RMB	RMB
Operating lease cost	10,604	10,630
Lease cost for leases with terms less than one year	199	178
Total lease cost	10,803	10,808

For the three months ended March 31, 2020, there is no variable lease cost or sublease income recognized in the financial statements of the Group.

Maturities of lease liabilities are as follows:

RMB
The remainder of 2020	28,736
2021	21,515
2022	8,668
2023	3,530
2024 and thereafter	3,156
Total undiscounted lease payments	65,605
Less: imputed interest	(3,704)
Total lease liabilities	61,901

The following table provides a summary of the Group’s lease terms and discount rates as of March 31, 2020:

As of March 31,
2020
Weighted average remaining lease term(years)	2.32

Weighted average discount rate(percentage)	5.01%

Supplemental information related to the Group’s operating leases for the three months ended March 31, 2020 is as follows:

	For the three months ended March 31,
	2019	2020
Cash paid for operating leases	(9,882)	(9,364)
Right of use assets obtained in exchange for operating lease liabilities	—	15,411

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

8            Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB
Salaries, welfare and outsourcing fee payable	94,939	100,807
Accrued advertising and other expenses	37,614	58,596
Accrued professional service fees	9,847	13,346
Security deposits from agents	3,546	6,242
Advance from agents	3,366	2,695
Accrued rental and property management fees	802	2,341
Accrued staff reimbursements	13,315	10,469
Others	3,526	5,288
Total	166,955	199,784

9            Short-term loan

The Group entered into a 24-month uncollateralized, non-revolving loan facility agreement with a bank in March 2018, and related amendment agreement in August 2018 (together the “2018 Facility Agreement”). Pursuant to the 2018 Facility Agreement, the Group can borrow up to US$13,000 at a floating interest rate of 3 months London Interbank Offered Rate (LIBOR) +4.36%. The Group is subject to certain financial covenants under the 2018 Facility Agreement, including a maximum quarterly student refund rate, and a minimum quarterly gross billing amount.

The Group drew down US$13,000 during 2018, and repaid US$ 7,666 of loan principal for the year ended December 31, 2019, respectively. The remaining principal amount US$2,376 of the loan was paid off in January 2020. Interest expense for the three months ended March 31, 2019 and 2020 was RMB1,107 and RMB90, respectively.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10   Taxation

a    PRC Value Added Tax

The Group’s subsidiaries and VIEs incorporated in China are subject to 6% VAT for revenues from providing online English language education services, 9% VAT for revenues from providing online learning materials (10% VAT before April, 2019) and 13% VAT for revenues from selling textbooks. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT (at a rate of 6%, 9%, 10% and 13%) and the available input VAT amount (at the rate applicable to the supplier). Output VAT is an amount collected from customers on behalf of government, and is not included in the transaction price with customers.

b       Income taxes

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by the Group’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Payments of dividends by the subsidiary to the Company are not subject to withholding tax in Hong Kong.

Philippines

Entities incorporated in the Philippines are subject to enterprise income tax in the Philippines at a rate of 30%. As of December 31, 2019 and March 31, 2020, the Company’s subsidiaries and VIE in the Philippines had an accumulated profit. The deferred tax assets for the Philippine subsidiaries and VIE as at December 31, 2019 and March 31, 2020 are mainly from accrued expenses and other current liabilities, for which no valuation allowance has been provided, as management believes it is more likely than not that these assets will be realized in the future. Payments of dividends by Philippines Co I, Philippines Co II and Philippines Co III are subject to withholding tax in the Philippines at the rate of 30%. As of December 31, 2019 and March 31, 2020, the Group did not record any withholding tax on the retained earnings of its subsidiaries and consolidated VIE in the Philippines, as the impact was immaterial as of December 31, 2019 and March 31, 2020.

Philippines Co II has been registered with the Philippine Economic Zone Authority, or PEZA, as an Eco zone IT Enterprise since December 19, 2014. As such, it is entitled to an income tax holiday, or 100% exemption from corporate income tax, for four years from its PEZA registration, a 5% special tax on gross income after the expiration of the income tax holiday in 2019, the tax and duty free importation of raw materials, capital equipment, machineries and spare parts, VAT zero-rating for local purchases of goods and services, and exemption from payment of local government imposts, fees, licenses, and taxes, and exemption from expanded withholding tax under Philippines tax law. Income tax holiday can be extended for another three years provided specific criteria are met and prior approval of PEZA is obtained.

Since Philippines Co I and Philippines Co III are not within any special economic zone territory, these corporations are subject to a corporate income tax of 30% of the taxable net income on all income derived during each taxable year from sources within and outside of the Philippines. In addition to the 30% corporate income tax, these two companies are also subject to 12% of Value Added Tax on all income generated within the Philippines.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10   Taxation (Continued)

PRC

Effective January 1, 2008, the Enterprise Income Tax Law (the “EIT Law”) in China unifies the enterprise income tax rate for the entities incorporated in China at 25% and grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) and Software Enterprises. Under these preferential tax treatments, HNTEs are entitled to an income tax rate of 15%. In December 2016, Dasheng Online obtained the HNTEs certification and was subject to tax rate of 25% for the years ended December 31, 2015 and 2016, and preferential tax rate of 15% for the years ended December 31, 2017, 2018 and 2019, respectively. The Company’s consolidated VIEs operated in PRC were subject to tax statutory rate of 25% for the periods ended March 31, 2019 and 2020.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC should be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as ‘‘the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.’’

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC tax on worldwide income at a uniform tax rate of 25% retroactive to January 1, 2008.

PRC Withholding Tax on Dividends

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”‘) further promulgated Notice 9 on February 3, 2018, which provides that a “beneficial owner” refers to a person who has ownership and disposal rights to the income or any rights and assets arising from such income, and the tax authority is discretionary to determine whether an enterprise is determined as a “beneficial owner.”

Dasheng Zhixing, Dasheng HAWO, Dasheng Zhiyun and their subsidiaries are controlled by the Company through various contractual agreements. To the extent that Dasheng Zhixing, Dasheng HAWO, Dasheng Zhiyun and their

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

10   Taxation (Continued)

subsidiaries have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings.

As of December 31, 2019 and March 31, 2020, the Company did not record any withholding tax on the retained earnings of its subsidiary and consolidated VIEs in the PRC as they were still in accumulated deficit position.

	For the three months ended March 31,
	2019			2020
	Overseas entities	PRC entities	Total	Overseas entities	PRC entities	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Income/(loss) before income tax expenses	17,633	(82,721)	(65,088)	5,969	46,270	52,239
Current income tax expenses	1,165	—	1,165	1,451	—	1,451
Deferred income tax expenses/(benefit)	4	(21)	(17)	(4)	—	(4)
Income tax expenses/(benefit)	1,169	(21)	1,148	1,447	—	1,447

Reconciliation of the differences between statutory tax rate and the effective tax rate for China operations

Reconciliation of the differences between the PRC statutory tax rate of 25% and the Group’s effective tax rate is as follows:

	As of
	December 31, 2019	March 31, 2020
PRC statutory tax rate	25.00%	25.00%
Effect on tax rates in different tax jurisdiction	0.08%	0.50%
Effect on tax holiday	0.99%	(0.66)%
Changes in valuation allowance	(16.91)%	(28.33)%
Permanent book-tax differences—non-deductible expenses	(14.26)%	6.26%
Effective tax rate	(5.10)%	2.77%

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

11  Ordinary shares

Immediately prior to the completion of the IPO, the Company adopted a dual class share structure. All of the outstanding ordinary shares prior to the completion of the IPO were automatically redesignated or converted into Class B ordinary shares on a one-for-one basis, and all ordinary shares issued in or after the completion of the IPO are Class A ordinary shares. All share-based awards, regardless of grant dates, will entitle holders to the equivalent number of Class A shares once the vesting and exercising conditions on such share-based compensation awards are met. Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as may otherwise be required by law.

On June 10, 2016, the Company successfully completed its initial public offering on the New York Stock Exchange. The Company sold 36,000,000 Class A ordinary shares at US$1.27 per share for a total offering size of approximately RMB300,965 (US$45.6 million). Concurrently with the initial public offering, the Company also closed a private placement with DCM funds (through two affiliated entities) and Sequoia Capital (through SCC Growth I Holdco A, Ltd.) and sold 15,789,473 Class A ordinary shares at an aggregate investment amount of RMB131,610 (US$20.0 million).

On June 30, 2016, the underwriters of its initial public offering exercised the option to purchase an additional 5,400,000 Class A ordinary shares to cover over-allotments in full. Including the full exercise of the over-allotment option and the private placements completed concurrently with the initial public offering, the Company issued and sold a total of 57,189,473 Class A ordinary shares, which represents a total gross capital raise of approximately RMB477,932 (US$72.4 million).

As of March 31, 2020, 1,500,000,000 ordinary shares have been authorized, including (i) 1,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 350,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 150,000,000 shares of a par value of US$0.0001 each of such class or classes however designated by the Board of Directors. 318,020,724 ordinary shares have been issued, of which 141,939,983 were Class A ordinary shares and 176,080,741 were Class B ordinary shares. 316,212,504 ordinary shares have been outstanding, of which 140,131,763 were Class A ordinary shares and 176,080,741 were Class B ordinary shares.

12  Share-based Compensation

The Company adopted 2013 Employee Stock Option Plan (the “2013 Plan”), 2014 Employee Stock Option Plan (the “2014 Plan”, collectively the “Pre-IPO Plans”). In May 2016, the Company adopted the 2016 Share Incentive Plan (“2016 Plan”). The Pre-IPO Plans and 2016 Plan allow the plan administrator to grant stock options, share appreciation rights, dividend equivalent right, restricted share units and restricted shares to employees, directors and consultants of the Company and its affiliates, up to a maximum of 36,229,922 and 4,600,000 Class A ordinary shares, respectively, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year on the first day of each fiscal year, beginning in 2017, or such lesser number of Class A ordinary shares as determined by the board of directors of the Company. If an award under the Pre-IPO Plans terminates, expires or lapses, or is cancelled for any reason, ordinary shares subject to the award become available for the grant of a new award under the 2016 Plan. As of March 31, 2020, after consideration of adjustments for the annual increase and other changes, a total of 11,989,085 Class A ordinary shares are available under the plans.

Under the 2013 Plan and 2014 Plan, the Company granted options to employees. All options granted have a contractual term of ten years, and vest over a three-year or four-year requisite service period, depending on the terms of each award agreement. And granted options generally follow one of the three vesting schedules (“Schedule A”, “Schedule B” and “Schedule C) below:

•                  Schedule A: one half (½) of which vest upon the second anniversary of the date of vesting commencement date and 25% of the options vest at the third and fourth anniversary respectively;

•                  Schedule B: 25% of the options vest at each of the four anniversaries; and

•                  Schedule C: 33% of the options vest at each of the three anniversaries.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

12  Share-based Compensation (Continued)

The Company granted restricted share units (“RSUs”) under the 2016 Plan. Most of RSUs vest over a period of half-year, two-year or four-year requisite service period. RSUs granted generally follow one of the five vesting schedules (“Schedule D”, “Schedule E”, “Schedule F”, “Schedule G” and “Schedule H”) below:

•                  Schedule D: one half (½) of which vest upon the second anniversary of the date of vesting commencement date and 25% of the options vest at the third and fourth anniversary respectively;

•                  Schedule E: 12.5% of the RSUs vest at each of the eight quarters after vesting commencement date;

•                  Schedule F: 25% of the RSUs vest at each of the four anniversaries;

•                  Schedule G: 50% of the RSUs vest at each of the two anniversaries; and

•                  Schedule H: 100% of the RSUs vest at six months.

Prior to the completion of initial public offering, options were only exercisable subject to the grantee’s continuous service and the listing of the stock of the Company on a public stock exchange market, and options for which the service condition has been satisfied are forfeited should employment terminate before the Company’s public listing. After the completion of initial public offering, options can be exercised once the service condition is satisfied. The Company issues new Class A ordinary shares upon share option exercise or share unit conversion.

For the three months ended March 31, 2019 and 2020, total share-based compensation expenses recognized were RMB3,870 and RMB6,201, respectively. As of March 31, 2020, the unrecognized compensation cost was RMB42,719. These amounts are expected to be recognized over a weighted average period of 2.06 years.

Stock options

The Group uses the Binomial option pricing model to estimate the fair value of stock options. The assumptions used to value the Company’s option grants were as follows:

For the three months ended March 31,
2020
Stock options:
Contractual term (in years)	10.00-10.00
Expected volatility	51.0%-51.6%
Exercise multiple	2.2-2.8
Expected dividend yield	—
Risk-free interest rate (per annum)	1.51%-1.92%
Expected forfeiture rate (post-vesting)	—

The Group estimated the risk free rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

12  Share-based Compensation (Continued)

The following table sets forth the summary of option activities under the Company’s 2013 Plan and 2014 Plan:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value		Weighted Average Grant Date Fair Value
		US$	(In years)	US$	RMB	US$	RMB
December 31, 2019	23,354,505	0.2194	6.14	10,165	70,769	0.4934	3.4351
Granted	719,975	0.2980	—	—	—	0.8199	5.8055
Exercised	(2,677,950)	0.2545	—	—	—	0.5418	3.8364
Expired	—	—	—	—	—	—	—
Forfeited or cancelled	(88,200)	0.3181	—	—	—	0.4206	2.9782
March 31, 2020	21,308,330	0.2173	5.91	36,566	258,917	0.4987	3.5310
Vested and expected to vest as of March 31, 2020	20,803,023	0.2026	5.77	36,004	254,937	0.5062	3.5845
Exercisable as of March 31, 2020	15,836,655	0.1575	4.77	28,122	199,130	0.5233	3.7052

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

RSUs

The following table sets forth the summary of the restricted share units’ activities in the first quarter of 2020:

	Number of RSUs	Weighted Average Grant Date Fair Value
		US$	RMB
December 31,2019	8,237,640	0.66	4.59
Granted	1,507,415	0.71	5.03
Vested	(1,484,880)	0.71	5.03
Forfeited	(40,010)	0.68	4.81
March 31,2020	8,220,165	0.67	4.74

13  Net income/(loss) per share

Basic net income/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the three months ended March 31, 2019 and 2020, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net income/(loss) per share of the Company were 34,967,885 and nil on a weighted average basis, respectively.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

13           Net income/(loss) per share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the periods indicate:

	For the three month ended March 31,
	2019	2020
	RMB	RMB
Numerator:
Net income/(loss)	(66,236)	50,792

Denominator:
Weighted average ordinary shares outstanding—basic	306,042,465	313,197,499
Weighted average ordinary shares outstanding—diluted	306,042,465	336,903,081
Basic net income/(loss) per share attributable to ordinary shareholders	(0.22)	0.16
Basic net income/(loss) per ADS[1] attributable to ordinary shareholders	(3.25)	2.43
Diluted net income/(loss) per share attributable to ordinary shareholders	(0.22)	0.15
Diluted net income/(loss) per ADS attributable to ordinary shareholders	(3.25)	2.26

14     Fair value measurement

The Group’s time deposits and non-financial assets, such as property and equipment, intangible assets were measured at fair value, only if they were determined to be impaired on an other than temporary basis. The carrying amount of the long-term loan approximates its fair value due to the fact that the related interest rate approximates the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The following table sets forth financial instruments, measured at fair value by level within the fair value hierarchy, as of March 31, 2020:

	Fair value measurements at reporting date using
Items	As of March 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Time deposits	430,061	—	430,061	—
Short-term investments	452,716	—	452,716	—
Total assets	882,777	—	882,777	—

1  Each American depositary share (“ADS”) represents fifteen ordinary shares.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

14           Fair value measurement (Continued)

The following table sets forth financial instruments, measured at fair value by level within the fair value hierarchy, as of December 31, 2019:

	Fair value measurements at reporting date using
Items	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Time deposit	257,508	—	257,508	—
Short-term investments	452,936	—	452,936	—
Total assets	710,444	—	710,444	—

	Fair value measurements at reporting date using
Items	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term loan	16,578	—	16,578	—
Total liability	16,578	—	16,578	—

Time deposit

Time deposits placed with banks have an original maturity over three months. The fair value of time deposits is determined based on the prevailing interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the prevailing interest rates input as Level 2 of fair value measurements. This is because there generally are no quoted prices in active markets for identical time deposits at the reporting date. Hence, in order to determine the fair value, the Group must use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Short-term investments

Short-term investments represent interest-bearing deposit placed with financial institution, which is restricted to withdrawal and use. The investment is issued by commercial bank in the PRC with a variable interest rate indexed to gold price published by the London Bullion Market Association and the exchange rate of euro against dollar. To estimate the fair value, the Group uses the expected return provided by the bank. As there are no quoted prices in active markets for the investment at the reporting date, the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Short-term loan

The Group entered into a 24-month uncommitted non-revolving loan facility agreement in March 2018, and related amendment agreement in August 2018 (together the “2018 Facility Agreement”). Pursuant to the 2018 Facility Agreement, the Group can borrow up to US$13,000 at a floating interest rate of 3 months London Interbank Offered Rate (LIBOR) +4.36%.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

15           Commitments and contingencies

a       Commitment

Future minimum payments under non-cancelable agreements for operating leases that have not commenced or with lease terms of 12 months or less consist of the following as of March 31, 2020:

	Total	Less than One Year	One to Three Years	Over Three Years
	RMB	RMB	RMB	RMB
Operating lease commitments	424	424	—	—

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease liabilities as of March 31, 2020 are disclosed in Note 7.

Purchase commitments mainly include minimum commitments for non-cancellable advertising service contracts. Purchase commitments as of March 31, 2020 were as follows:

	Total	Less than One Year	Over One Years
	RMB	RMB	RMB
Purchase commitments	71,670	71,670	—

b       Contingencies

There are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position, results of operations, or cash flow.

16     Related party transactions

Beijing Dasheng Time Technology Co., Ltd

In August 2014, Beijing Dasheng Time Technology Co., Ltd(“Dasheng Time”) was incorporated by Shu Ting. Shu Ting is the Group’s co-founder and has served as director and senior vice president. In November 2019, Dasheng Zhixing entered into a promotion channel service with Dasheng Time. Under the cooperation agreement, Dasheng Zhixing provides online lessons of Dasheng Time to the student who has purchased the prepaid credit packages of the Group, as a promotion channel to Dasheng Time. For the three months ended March 31, 2020, the fair value of promotion service provided by Dasheng Zhixing is estimated to be RMB48, which is recognized as net revenues in the consolidated statement of comprehensive income/(loss) of the Group.

YY

In June 2014, Dasheng Zhixing entered into a technology service agreement with Duowan Entertainment Corporation (“YY”), one of the Company’s principal shareholders, for a term of five years. This agreement provides Dasheng Zhixing with the right to use the audio and video streaming software, technical support service, servers and Internet connection bandwidth capacity from YY. The right to use the audio and video streaming software, servers, Internet connection bandwidth capacity and technology support are collectively referred to as “audio and video streaming solution”. The audio and video streaming solution provided by YY is free of charge up to a preset level of bandwidth usage.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

16           Related party transactions (Continued)

The Group estimated the fair value of the audio and video streaming solution service provided by YY based on market value. For the year ended 2016 and 2017, the fair value of the audio and video streaming solution provided by YY was estimated to be RMB1,636 and RMB384 respectively, which are recognized as cost of revenues in the consolidated statement of comprehensive income/(loss), and an addition to additional paid-in capital as shareholder contribution in the consolidated balance sheet of the Group. The fair value of the audio and video streaming solution service provided by YY significantly decreased from the prior year as the Group begun to rely on its self-produced audio and video streaming software, technical service, servers and Internet connection bandwidth capacity from 2018. For the three months ended March 31, 2019 and 2020, the fair value of the audio and video streaming solution provided by YY is nil.

17    Segment Information

Based on the criteria established by ASC 280 ‘‘Segment Reporting’’, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s CODM in deciding how to allocate resources and assess performance.

Prior to the year 2018, the Group operated and managed its business as a single segment. In 2017 July, the Group started a new business unit and began to operate small class offerings under this unit. Starting in 2018, the Group reorganized to report its business in two operating segments: one-on-one offerings and small class offerings. Segment information for the year ended December 31, 2017 has been revised to be presented on the same basis as the year ended December 31, 2018 and the year ended December 31, 2019

Information regarding the two segments provided to the Group’s CODM is at the operating income/(loss) level. The Group currently does not allocate assets and liabilities, non-operating income/ (expenses), income tax expenses to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the two operating segments.

The Group presents segmental information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, and are allocated, to each segment. The Group allocates costs and expenses that are not directly attributable to individual segments, such as those that support infrastructure across different operating segments, to the segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses.

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

17    Segment Information (Continued)

The following table presents summary information by segment:

	For the three months ended
	March 31,	March 31,	March 31,
	2019	2020	2020
	RMB	RMB	US$

Net revenues
One-on-one offerings	292,558	464,424	65,589
Small class offerings	27,516	22,660	3,200
Total net revenues	320,074	487,084	68,789

Cost of revenues
One-on-one offerings	(90,791)	(133,607)	(18,869)
Small class offerings	(14,937)	(10,424)	(1,472)
Total cost of revenues	(105,728)	(144,031)	(20,341)

Gross profit
One-on-one offerings	201,767	330,817	46,720
Small class offerings	12,579	12,236	1,728
Total gross profit	214,346	343,053	48,448

Gross profit margin
One-on-one offerings	69.0%	71.2%	71.2%
Small class offerings	45.7%	54.0%	54.0%
Total gross profit margin	67.0%	70.4%	70.4%

Sales and marketing expenses
One-on-one offerings	(170,849)	(215,510)	(30,435)
Small class offerings	(15,438)	(12,877)	(1,819)
Total sales and marketing expenses	(186,287)	(228,387)	(32,254)

Product development expenses
One-on-one offerings	(35,169)	(31,982)	(4,516)
Small class offerings	(5,532)	(3,885)	(549)
Total product development expenses	(40,701)	(35,867)	(5,065)

General and administrative expenses
One-on-one offerings	(44,934)	(47,297)	(6,680)
Small class offerings	(6,225)	(3,392)	(479)
Total general and administrative expenses	(51,159)	(50,689)	(7,159)

Operating expenses
One-on-one offerings	(250,952)	(294,789)	(41,631)
Small class offerings	(27,195)	(20,154)	(2,847)
Total operating expenses	(278,147)	(314,943)	(44,478)

Other income
One-on-one offerings	—	15,536	2,194
Small class offerings	—	1,225	173
Total other income	—	16,761	2,367

Income/(loss) from operations
One-on-one offerings	(49,185)	51,564	7,283
Small class offerings	(14,616)	(6,693)	(946)
Total income/(loss) from operations	(63,801)	44,871	6,337

CHINA ONLINE EDUCATION GROUP

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

17   Segment Information (Continued)

The Group operates in two principal geographical areas—China and the Philippines. For all periods presented, all revenues from external customers are attributed to China based on customer location.

The following table summarizes property and equipment of the Group by geographical location:

	Property and equipment
	As of
	December 31, 2019	March 31, 2020
	RMB	RMB
China	16,446	13,948
Philippines	3,890	4,914

18   Subsequent event

The Group evaluated subsequent events from March 31, 2020 through the date when the consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition or disclose in the consolidated financial statements other than discussed below.

The outbreak of COVID19 led to temporary closure of the Group’s offices in many locations in February 2020 with a significant portion of the Group’s employees working from home, which might have resulted in lower work efficiency and productivity. For offices that have been re-opened, the Group has adopted and implemented health protocols allowing half of the employees to work onsite. During this period, incoming calls and trial lesson requests have increased, which the Group believes was a result of temporary closure of schools in China. However, limitations on the Group’s number of available course consultants who help answer inquiries from potential customers as a result of the implementation of the Group’s health protocols, the Group may have experienced a lower-than-usual conversion rate. In addition, the Group also experienced difficulties in recruiting and hiring in China during such outbreak period. Although the Group has taken precautions to adopt employee health protocols, step up recruiting efforts, and optimize the Group’s technology system to support the increasing volume of trial lessons, the Group cannot ensure that the Group’s service quality has not been adversely affected by such outbreak. The Group’s operations in the Philippines have also been affected by the outbreak and precautions taken in response there. The Group engages independently contracted teachers and operates offices in the Philippines. Both the Group’s employees and independently contracted teachers who work from home as a result of the outbreak may suffer from declining efficiency or effectiveness as well as network quality issues. The Group experienced a declining trend in trial lessons delivered by independently contracted teachers in the Philippines, which might further adversely impact the Group’s conversion rate.

While the disruption is currently expected to be temporary, there is uncertainty around the duration of these disruptions and the possibility of other adverse effects on the Group’s business. Starting in April 2020, as the outbreak situation in China gradually eases, the portion of the Group’s employees in China working onsite has increased, leading to improvements in work efficiency and productivity. In the event that the COVID-19 outbreak cannot be effectively and timely contained, the Group’s ability to consistently offer online lessons and related services in the future may be significantly disrupted, which in turn may harm the growth rate and retention of the Group’s students, as well as the Group’s financial performance. Further, the COVID-19 outbreak may adversely affect the Group’s financial condition and results of operations in the second and third quarter of 2020 due to possibility of a decline in the number of the Group’s lessons delivered in those two quarters when schools in China may re-open.